UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2024

Commission file number: 001-41516

TH International Limited

2501 Central Plaza

227 Huangpi North Road

Shanghai, People’s Republic of China, 200003

+86-021-6136-6616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Recent Transactions

On June 28, 2024, TH International Limited (the “Company”) entered into a series of transactions with entities controlled by Cartesian Capital Group LLC (“Cartesian”) and entities controlled by Restaurant Brands International Inc. (“RBI” and together with Cartesian, the “Investors”). Specifically, the Company entered into (i) a Share Purchase Agreement for the sale of PLKC International Limited (“Popeyes China”) to PLK APAC Pte. Ltd., a subsidiary of RBI, (ii) a Securities Purchase Agreement for the issuance of Convertible Notes to each of the Investors, and (iii) an amendment of the Amended and Restated Master Development Agreement, the HK Amended and Restated Company Franchise Agreement and the PRC Amended and Restated Company Franchise Agreement (collectively, the “June 2024 Transactions”).

Because of the volume of shares currently held by the Investors and their representation on the Company’s board of directors (the “Board”), the Board formed a special committee (the “Special Committee”) consisting solely of disinterested directors to consider the June 2024 Transactions. With the assistance of its own legal advisors, the Special Committee assessed the June 2024 Transactions and conducted arm’s-length negotiations with the Investors in relation to the June 2024 Transactions. The Special Committee unanimously approved the June 2024 Transactions.

Sale of Popeyes China

On June 28, 2024, the Company sold 100% of its equity interest in Popeyes China pursuant to a share purchase agreement dated June 28, 2024 (the “Share Purchase Agreement”) with PLK APAC Pte. Ltd., (the “Purchaser”) for a purchase price of US$9.0 million, subject to certain post-closing adjustments.

The Purchaser is the franchisor of the Popeyes® brand for the Asia-Pacific region and a subsidiary of RBI. A wholly owned subsidiary of Popeyes China currently operates 14 Popeyes restaurants in China.

The purchase price reflected an enterprise value of Popeyes China at US$15 million on a cash free, debt free basis, as adjusted by certain capital expenditures and liabilities.

The Share Purchase Agreement contains customary representations, warranties, covenants and undertakings as well as an indemnity by the Company in favor of the Purchaser for certain specified matters. Concurrently with the Sale of Popeyes China, the Company also entered a transition services agreement to provide the Purchaser and Popeyes China (and its subsidiaries) certain services at cost for a period of up to 180 days following the closing date (which period may be extended by a further period of 180 days at the election of Purchaser).

Investments in the Company

On June 28, 2024, or the Initial Closing Date, the Company also entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Tim Hortons Restaurants International GmbH (the “THRI”), Pangaea Three Acquisition Holdings IV Limited (“P3AHIV”) and Pangaea Two Acquisition Holdings XXIIA Limited (“PTAHXXIIA” and together with P3AHIV, the “Cartesian Investors”) pursuant to which the Company issued on the Initial Closing Date:

● US$40.0 million of Series A Convertible Subordinated Notes due 2027 (the “Series A Convertible Notes”), consisting of US$20.0 million to THRI and US$10.0 million to each of P3AHIV and PTAHXXIIA. The Series A Convertible Notes are convertible into Series A-2 Convertible Preferred Shares (the “Series A-2 Convertible Preferred Shares”) (1) at the option of the holder at any time after January 16, 2025 and (2) mandatorily upon maturity or on the occurrence of certain change of control events, provided that the conversion requirements have been met. The Series A Convertible Notes were issued (i) to THRI in exchange for cash and the assignment of accounts receivables and (ii) to the Cartesian Investors in exchange for outstanding promissory notes issued in March 2024 with an outstanding principal amount of US$20 million (the “Cartesian Existing Notes”).

● One (1) Series A-2 Convertible Preferred Share to THRI for US$99.99. Series A-2 Convertible Preferred Shares, which will also be issued upon conversion of the Series A Convertible Notes, are convertible into ordinary shares of the Company with par value of US$0.00000939586994067732 per share (the “Ordinary Shares”) (i) at the option of the holder at any time and (ii) automatically upon the earlier of certain change of control events or June 28, 2028, provided that the conversion requirements have been met.

● One (1) Class A-1 Special Voting Share, in the name of THRI for the benefit of all holders of Series A Convertible Notes. The Class A-1 Special Voting Share is a non-economic share that has those voting rights set forth below.

● US$15.7 million of Series A-1 Convertible Subordinated Notes (the “Series A-1 Convertible Notes”) which are convertible into Ordinary Shares (1) at the option of the holder at any time after January 16, 2025 and (2) mandatorily upon maturity or on the occurrence of certain change of control events, provided that the conversion requirements have been met. The Series A-1 Convertible Notes were issued to P3AHIV (i) in full satisfaction of all deferred contingent consideration due to P3AHIV under the Share Purchase Agreement (the “Original SPA”), dated as of March 30, 2023, among the Company, the Purchaser, Popeyes China and P3AHIV and (ii) in satisfaction of the interest due under the Cartesian Existing Notes.

In addition, subject to the satisfaction of certain operational and financial conditions set forth in the Securities Purchase Agreement, the Company agreed to issue, and THRI agreed to purchase, (i) US$5.0 million of Series A Convertible Notes on each of August 15, 2024 and January 15, 2025 and (ii) at the option of THRI additional Series A Convertible Notes as described in the Securities Purchase Agreement.

The Series A Convertible Notes and the Series A-1 Convertible Notes are collectively referred to as the “Convertible Notes.”

Maturity; Interest Rates and Covenants. Each of the Convertible Notes will have a tenor of three (3) years from the Initial Closing Date and bear interest at a per annum rate equal to the secured overnight financing rate as administered by the SOFR Administrator plus eight percent (8.00%) compounding continuously, which will be due and payable at the earlier of conversion or maturity, and shall be paid in kind in the form of additional Convertible Notes to their respective outstanding principal amount. The Convertible Notes also contain restrictions on payment of dividends or other distributions on, or repurchases or redemptions of, any shares of any class or series of equity securities which are ranked junior to the Convertible Notes and certain customary events of default.

Conversion Rates. Each US$100 principal amount of Series A Convertible Notes converts into one (1) Series A-2 Preferred Share and each Series A-2 Preferred Share converts into 121.01 Ordinary Shares. Each US$100 of principal amount of Series A-1 Convertible Notes converts directly into 121.01 Ordinary Shares. The conversion rates for each Series A-2 Preferred Share and each US$100 of principal amount of Series A-1 Convertible Notes are based on 110% of the average of the volume weighted average closing price of the Ordinary Shares for the 5 trading days immediately prior to the Initial Closing Date.

Voting Rights. Each holder of outstanding Series A-2 Preferred Shares will have the right to exercise those number of votes as it would be entitled to vote on an “as converted basis”. The one Class A-1 Special Voting Share is entitled to that number of votes equal to the aggregate number of votes which would be exercisable by the holders of outstanding Series A Convertible Notes upon the exchange of all outstanding Series A Convertible Notes (i.e., those that have not yet converted) into Series A-2 Preferred Shares. The holder of the Class A-1 Special Voting Share will vote such shares at the direction on the holders of the Series A Convertible Notes (based upon the number of votes represented by such Convertible Notes). The Class A-1 Special Voting Share and the Series A-2 Preferred Shares voting together as a single class, will have the right to elect two directors until the aggregate voting power of the Class A-1 Special Voting Share and the Series A-2 Preferred Shares represent less than 11.1% of the total voting power of the Company and one director until the aggregate voting power of the Class A-1 Special Voting Share and the Series A-2 Preferred Shares represent less than 3.0% of the total voting power of the Company. In addition, the Class A-1 Special Voting Share and the outstanding Series A-2 Preferred Shares will vote, as a single class, with the Ordinary Shares on all other matters other than the election of the Ordinary Share directors.

Master Development Agreement Amendment

On June 28, 2024, the Company and its subsidiaries in Hong Kong and China entered into a Second Amendment to the Amended and Restated Master Development Agreement, the HK Amended and Restated Company Franchise Agreement and the PRC Amended and Restated Company Franchise Agreement with THRI to amend the Development Schedule and certain requirements relating to sub-franchising and the development of Tims Express and Tims Go.

Resignation of a Director

In connection with the June 2024 Transaction, on June 28, 2024 Mr. Andrew Wehrley tendered its resignation from the Board, effective on the same day.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
4.1	Certificate of Designation of Series A-2 Convertible Preferred Shares and Class A-1 Special Voting Share
10.1	Share Purchase Agreement
10.2	Securities Purchase Agreement
10.3	Form of Series A Convertible Subordinated Note
10.4	Form of Series A-1 Convertible Subordinated Note
10.5	Second Amendment to the Amended and Restated Master Development Agreement, the HK Amended and Restated Company Franchise Agreement and the PRC Amended and Restated Company Franchise Agreement
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TH International Limited

/s/ Yongchen Lu
Yongchen Lu
Chief Executive Officer

Date: July 1, 2024